Mail Stop 0510

				April 7, 2005

By U.S. Mail and Facsimile to (617) 535-3800

D. Bryan Jones
Chairman of the Board, President and Chief Executive Officer
Novamerican Steel Inc.
6001 Irwin Street
LaSalle, Quebec, Canada H8N 1A1

	Re:	Novamerican Steel Inc.
      Amendment No. 1 to Form F-3 filed March 30, 2005
      File No. 333-122923
        and
      Form 20-F for the Fiscal Year Ended November 27, 2004
      File No. 0-29506

Dear Mr. Jones:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Amendment No. 1 to Form F-3 filed March 30, 2005

Prospectus Cover Page

1. Please disclose that the offering is being underwritten on a firm commitment basis.

Our operations may be impacted by future labor negotiations or work stoppages, page 10

2. We have reviewed your response to prior comment 10. We note the contract at your Ashland facility will expire on April 30, 2005 and is currently being renegotiated. We also note that labor contracts at two other facilities will expire on June 30, 2005. Update the information on these matters to the latest practical date. In the last sentence the company mentions the impact of widespread work stoppages. It is not clear whether the company expects possible work stoppages in the foreseeable future.

MD&A, page 18

3. We note your response to prior comments 16 and 17.
Supplementally,
please disclose to us your backlog as of a recent date and as of a comparable date in the preceding fiscal year.

4. We have reviewed your response to prior comment 19. Please enhance management`s discussion and analysis to include your assessment of whether increasing pricing trends for steel products are sustainable. To help investors understand your assessment, it may be helpful to discuss the factors that caused prices to increase.
Please also discuss the impact on your liquidity and results of operations if steel raw material prices stabilize or decline. Please refer to the Focus on Material Trends and Uncertainties section of SEC Release 33-8350.

Principal and Selling Shareholders, page 47

5. We reissue prior comment 25. Please describe how the selling shareholders acquired the shares they are selling.

Exhibit 5.1 - Legal Opinion

6. In the third paragraph, you cannot assume that the officers signing the certificates have the legal authority to do so. Please revise.

7. In the fourth paragraph, you base your opinion that the shares will be validly issued, fully paid and non-assessable "when issued and sold" in the manner contemplated by the registration statement.
Since the shares are already issued, please revise.

8. In the penultimate paragraph, either remove the words reflecting that the letter is rendered as of the date written above or refile an opinion on the day you want the registration statement to go effective.

      Form 20-F for the Fiscal Year Ended November 27, 2004

Revenue recognition, page F-8

9. We have reviewed your response to prior comment 37. Please disclose your income statement classification policy for shipping and handling costs incurred in accordance with EITF 00-10. If as you state, the company does not charge separate shipping and handling costs, but rather charges the customer for the complete product delivered to the customer`s designated location, disclosure of those facts should be made. We assume shipping costs are included in cost of sales. However, there is a Delivery caption under operating expenses. Tell us and disclose, as necessary, the nature of the costs included in the Delivery caption.

10. The company indicates that it transports most of its products directly to customers via its own fleet of trucks, through independent trucking firms and through a logistics company owned by a director. The company also states that revenue is recognized when delivery of the product to the customer has occurred. We assume that delivery is considered to occur at the customer destination. Please advise, and clarify your accounting policy note, as necessary.

Note 2 - Accounting Policies: Income Taxes, page F-10
Note 4 - Income Taxes, page F-13

11. We have reviewed your response to prior comment 41. Please disclose the amount of undistributed earnings of foreign subsidiaries for which deferred taxes have not been provided in accordance with paragraph 44 of SFAS 109 and paragraph 14 of APB 23. The potential deferred tax asset based on the $52,951,307 amount of undistributed earnings in foreign subsidiaries would be fairly material and the disclosure is required by SFAS 109 and APB 23.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gus Rodriguez at (202) 824-5524 or in his absence, Nathan Cheney at (202) 942-1804 if you have questions regarding comments on the financial statements and related matters.
Please contact Brigitte Lippmann at (202) 942-0755 or in her absence,
Chris Edwards at (202) 942-2842 or me at (202) 942-1950 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Dennis White
	David A. Cifrino
	McDermott Will & Emery LLP
	28 State Street
	Boston, Massachusetts 02109

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D. Bryan Jones
Novamerican Steel Inc.
April 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE